UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K, originally furnished to the Securities and Exchange Commission on December 28, 2020 (the “Original Furnishing Date”), is being furnished solely for the purposes of furnishing Acknowledgment Letter of Ernst & Young ShinNihon LLC (the “Letter”) as Exhibit 15. This Exhibit was not previously furnished. A manually signed version of the Letter was received by Mizuho Financial Group, Inc. from Ernst & Young ShinNihon LLC prior to the Original Furnishing Date.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K.

INCORPORATION BY REFERENCE

Exhibit 15 to this Report on Form 6-K/A shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-233354) and to be a part of such prospectus from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer & Group CFO

Exhibit 15

December 28, 2020

To the Shareholders and Board of Directors of

Mizuho Financial Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-233354) of Mizuho Financial Group, Inc. of our report dated December 28, 2020 relating to the unaudited consolidated interim financial statements of Mizuho Financial Group, Inc. as of September 30, 2020 and for the six-month periods ended September 30, 2020 and 2019 that are included in its Form 6-K dated December 28, 2020.

Under Rule 436(c) of the Securities Act 1933 (the “Act”), our review report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan